EXHIBIT 21

LIST OF SUBSIDIARIES

Emoteq Corporation, a Colorado Corporation

Motor Products Corporation, a Delaware Corporation

Stature Electric, Inc., a Pennsylvania Corporation

Allied Motion Dordrecht BV, incorporated in The Netherlands

Allied Motion Canada Inc., incorporated in Ontario, Canada

Allied Motion Stockholm, incorporated in Sweden

Allied Motion Asia Holdings Limited, incorporated in Hong Kong

Allied Motion (Changzhou) Motors Co., Ltd., incorporated in China

Allied Motion (Changzhou) Trading Co. Ltd., incorporated in China

Allied Motion Twinsburg LLC

Globe Motors, Inc., a Delaware Corporation

Globe Motors de Mexico, S.A. de C.V., incorporated in Mexico

Allied Motion Portugal Lda, incorporated in Portugal

Heidrive GmbH, a German limited liability company, incorporated in Germany

Heidrive s.r.o., a Czech limited liability company, incorporated in Czech Republic

Pasotec GmbH, a German limited liability company, incorporated in Germany

TCI, LLC